FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

Dated February 4, 2004
Commission File Number 1-31318

                               Gold Fields Limited
                 (Translation of registrant's name into English)

                               24 St. Andrews Rd.
                                 Parktown, 2193
                                  South Africa
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On January 28, 2004, Gold Fields released its results for the three-month period and the six-month period ended December 31, 2003, details of which are set out below, along with comparable data from the same periods in the prior fiscal year. These data are unaudited and have been prepared in accordance with South African GAAP, which differs from U.S. GAAP. A summary of the differences between U.S. GAAP and South African GAAP applicable to Gold Fields is also set out below.

                                Income Statement
                               South African GAAP

--------------------------------------------------------------------------------------------------------------------------
US DOLLARS                                                     For the three-month               For the six-month periods
                                                                 periods ending                           ending
--------------------------------------------------------------------------------------------------------------------------
(Figures are in millions unless otherwise stated)           December 31,      December             December       December
                                                                    2003      31, 2002             31, 2003       31, 2002
                                                             (unaudited)   (unaudited)          (unaudited)    (unaudited)
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                            430.7         370.0                827.5          751.8
Operating costs                                                    346.7         240.0                661.5          471.4
Gold inventory change                                                3.6         (5.7)                  9.1          (7.3)
                                                           -------------- -------------       -------------- -------------
Operating profit                                                    80.4         135.7                156.9          287.7
Amortization and depreciation                                       45.2          35.9                 85.4           68.8
                                                           -------------- -------------       -------------- -------------
Net operating profit                                                35.2          99.8                 71.5          218.9
Finance income/(cost)                                                6.4           8.5                  9.4            4.8
                                                           -------------- -------------       -------------- -------------
-   Net interest and investment income/(cost)                      (2.0)           5.5                  0.8            8.7
-   Exchange gains/(losses) on foreign debt and cash                 8.4           3.0                  8.6          (3.9)
                                                           -------------- -------------       -------------- -------------
Gain/(loss) on financial instruments                                17.1          16.0                 22.0          (3.5)
Other income/(expense)                                               0.5         (0.8)                  2.2            0.3
Exploration                                                        (5.3)         (3.6)               (12.7)          (8.0)
                                                           -------------- -------------       -------------- -------------
Profit before taxation and exceptional items                        53.9         119.9                 92.4          212.5
Exceptional gain                                                     5.7          12.2                 33.2           12.2
                                                           -------------- -------------       -------------- -------------
Profit before taxation                                              59.6         132.1                125.6          224.7
Mining and income taxation                                          12.1          45.8                 17.1           82.9
                                                           -------------- -------------       -------------- -------------
-   Normal taxation                                                  6.0          26.2                 12.4           54.0
-   Deferred taxation                                                6.1          19.6                  4.7           28.9
                                                           -------------- -------------       -------------- -------------

                                                           -------------- -------------       -------------- -------------
Profit after taxation                                               47.5          86.3                108.5          141.8
Minority interest                                                    5.8           3.6                 10.2            6.8
--------------------------------------------------------------------------------------------------------------------------
Net earnings                                                        41.7          82.7                 98.3          135.0
--------------------------------------------------------------------------------------------------------------------------

                                 Balance Sheets
                               South African GAAP

----------------------------------------------------------------------------------------------------------------------------
(Figures are in millions, unless otherwise stated)                                               US DOLLARS
----------------------------------------------------------------------------------------------------------------------------
                                                                                 As of December 31,      As of June 30, 2003
                                                                                   2003 (unaudited)
----------------------------------------------------------------------------------------------------------------------------
Mining and mineral assets                                                                   2,266.4                  1,973.2
Non-current assets                                                                             42.1                     35.3
Investments                                                                                   111.2                     65.7
Current assets                                                                                510.9                    392.7
                                                                              ---------------------      -------------------
-   Other current assets                                                                      350.2                    259.1
-   Net cash and deposits                                                                     160.7                    133.6
                                                                              ---------------------      -------------------
                           -  Gross cash and deposits                                         324.7                    133.6
                           -  Less overdraft                                                  164.0                        -
                                                                              ---------------------      -------------------
                                                                              ---------------------      -------------------
----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                2,930.6                  2,466.9
----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                                        1,889.2                  1,450.0
Minority interest                                                                              79.3                     85.8
Deferred taxation                                                                             622.1                    549.4
Long-term loans                                                                                 6.5                     21.1
Environmental rehabilitation provisions                                                       104.6                     91.8
Post-retirement health care provisions                                                         10.7                     11.6
Current liabilities                                                                           218.2                    257.2
                                                                              ---------------------      -------------------
-   Other current liabilities                                                                 210.0                    236.7
-   Current portion of long-term loans                                                          8.2                     20.5
                                                                              ---------------------      -------------------
----------------------------------------------------------------------------------------------------------------------------
Total equity and liabilities                                                                2,930.6                  2,466.9
----------------------------------------------------------------------------------------------------------------------------

                    Condensed Statements of Changes in Equity
                               South African GAAP

----------------------------------------------------------------------------------------------------------------------------
(Figures are in millions, unless otherwise stated)                                               US DOLLARS
----------------------------------------------------------------------------------------------------------------------------
                                                                                  For the six-month        For the six-month
                                                                                       period ended             period ended
                                                                                  December 31, 2003        December 31, 2002
                                                                                        (unaudited)              (unaudited)
----------------------------------------------------------------------------------------------------------------------------
Balance as at the beginning of the financial year                                           1,450.0                  1,071.0
Currency translation adjustment and other                                                     164.4                    116.6
Issue of share capital                                                                          1.3                      0.1
Increase in share premium                                                                     220.0                      1.5
Marked to market valuation of listed investments                                               18.4                     14.6
Dividends                                                                                    (63.2)                   (96.6)
Net earnings                                                                                   98.3                    135.0
----------------------------------------------------------------------------------------------------------------------------
Balance as at the end of December                                                           1,889.2                  1,242.2
----------------------------------------------------------------------------------------------------------------------------

                              Cash Flow Statements
                               South African GAAP

---------------------------------------------------------------------------------------------------------------------------
US DOLLARS                                                 For the three-month periods          For the six-month periods
                                                                      ended                               ended
---------------------------------------------------------------------------------------------------------------------------
(Figures are in millions, unless otherwise stated)          December 31,   December 31,         December 31,   December 31,
                                                                    2003           2002                 2003           2002
                                                             (unaudited)    (unaudited)          (unaudited)    (unaudited)
---------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities                                 95.5          136.7                 99.7          232.0
                                                           -------------- -------------        -------------  -------------
Profit before tax and exceptional items                             53.9          119.9                 92.4          212.5
Exceptional items                                                    5.7           12.2                 33.2           12.2
Amortization and depreciation                                       45.2           35.9                 85.4           68.8
Change in working capital                                           10.7           13.7               (17.7)          (1.9)
Taxation paid                                                      (9.1)          (4.9)               (49.9)         (52.4)
Other non-cash items                                              (10.9)         (40.1)               (43.7)          (7.2)
                                                           -------------  -------------        -------------  -------------
Dividends paid                                                                    (2.9)               (63.2)         (99.5)
                                                           -------------  -------------        -------------  -------------
Ordinary shareholders                                                  -              -               (63.2)         (96.6)
Minority shareholders in subsidiaries                                  -          (2.9)                    -          (2.9)
                                                           -------------  -------------        -------------  -------------
Cash utilised in investing activities                             (96.0)         (50.0)              (199.0)        (105.4)
                                                           -------------  -------------        -------------  -------------
Capital expenditure - additions                                   (96.8)         (54.4)              (171.1)        (108.1)
Capital expenditure - proceeds on disposal                           4.5            0.1                 12.1            0.1
Purchase of investments                                            (9.8)          (6.2)               (47.5)          (7.4)
Proceeds on the disposal of investments/subsidiary                   7.7           11.9                 10.1           11.9
Environmental and post-retirement health care payments             (1.6)          (1.4)                (2.6)          (1.9)
                                                           -------------  -------------        -------------  -------------
Cash flow from financing activities                                198.2         (24.5)                189.7         (22.2)
                                                           -------------  -------------        -------------  -------------
Loans repaid                                                      (14.6)         (21.5)               (27.0)         (21.5)
Minority shareholder's loan received/(repaid)                        2.2          (3.8)                  3.9          (3.8)
Shares issued                                                      210.6            0.8                212.8            3.1
                                                           -------------  -------------        -------------  -------------
Net cash inflow                                                    197.7           59.3                 27.2            4.9
Translation adjustment                                               1.8           22.6                (0.1)           16.8
Cash at beginning of period                                       (38.8)          135.5                133.6          195.7
                                                           -------------  -------------        -------------  -------------
---------------------------------------------------------------------------------------------------------------------------
Cash at end of period                                              160.7          217.4                160.7          217.4
---------------------------------------------------------------------------------------------------------------------------

                                    CONTACT DETAILS

                                    CORPORATE OFFICE

      Gold Fields Limited                        London Office
      24 St Andrews Road
      Parktown                                   St James' Corporate Services
      Johannesburg                               Limited
      2193                                       6 St James' Place
      Postnet Suite 252                          London SW1A 1 NP
      Private Bag x 30500                        Tel:  +944 207 499-3916
      Houghton 2041                              Fax:  +944 207 491-1989
      Tel:  +27 11 644-2400
      Fax:  +27 11 484-0626

                                       DIRECTORS

      C M T Thompson (Chairman)                  R L Pennant-Rea *
      A J Wright (Deputy Chairman)               P J Ryan
      I D Cockerill * (Chief Executive Officer)  T M G Sexwale
      G J Gerwel                                 B R van Rooyen
      N J Holland * (Chief Financial Officer)    C I von Christierson
      J M McMahon *
      G R Parker #                               Canadian     * British
                                                 # USA

                                   COMPANY SECRETARY

      C Farrel
      24 St Andrews Road                         Postnet Suite 252
      Parktown                                   Private Bag x 30500
      Johannesburg                               Houghton 2041
      2193                                       Tel:  +27 11 644-2406
                                                 Fax:  +27 11 484-0626
                                  INVESTOR RELATIONS

                                    Willie Jacobsz
                                 Tel: +27 11 644-2460

      Europe & South Africa                      North America

      Nerina Bodasing                            Cheryl A. Martin
      Tel:  +27 11 644-2630                      Tel:  +1 303 796-8683
      Fax:  +27 11 484-0639                      Fax:  +1 303 796-8293
      E-mail:  investors@goldfields.co.za        E-mail:  camartin@gfexpl.com

                                   TRANSFER OFFICES

      Johannesburg                               London

      Computershare Limited                      Capita Registrars
      Ground Floor                               Bourne House
      70 Marshall Street                         34 Beckenham Road
      Johannesburg, 2001                         Beckenham Kent BR3 4TU
      P O Box 61051                              Tel: +944 208 639-2000
      Marshalltown, 2107                         Fax: +944 208 658-3430
      Tel: 27 11 370-5000
      Fax: 27 11 370-5271

                          AMERICAN DEPOSITARY RECEIPT BANKER

      United States                              United Kingdom

      Bank of New York                           Bank of New York
      101 Barclay Street                         46 Berkley Street
      New York N.Y. 10286                        London
      USA                                        W1X 6AA
      Tel:  +91 212 815-5133                     Tel:  +944 207 322-6341
      Fax:  +91 212 571-3050                     Fax:  +944 207 322-6028

                   FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:       GFI
Issuer code:      GOGOF
ISIN: ZAE 000018123

Reconciliation of net income for the year ended June 30, 2003 and the shareholders' equity as of June 30, 2003 from U.S. GAAP to S.A. GAAP.

Gold Fields annual financial statements included in its annual report on Form 20-F for the year ended June 30, 2003 have been prepared in accordance with U.S. GAAP. Pursuant to the requirements of the JSE Securities Exchange South Africa, Gold Fields reports quarterly financial information prepared in accordance with S.A. GAAP. In order for a U.S. investor to obtain an understanding of the differences between U.S. GAAP and S.A. GAAP as applicable to Gold Fields, Gold Fields has provided below a reconciliation from U.S. GAAP to S.A. GAAP of its net income for the year ended June 30, 2003 and the shareholders' equity as of June 30, 2003, along with an explanation of applicable differences between S.A. GAAP and U.S. GAAP.

Reconciliation of net income
-----------------------------------------------------------------------------
                                                              Year ended June
                                                                          30,
                                                                         2003
(in $ million, except where otherwise noted)
-----------------------------------------------------------------------------
 Net income under U.S. GAAP ....................................        257.0
                                                                  ===========
 S.A. GAAP adjustments
 Business combinations - formation of Original
   Gold Fields .................................................         19.9
 Business combinations - accounting for composite
   transaction (1) .............................................          2.7

 Business combinations -- valuation of traded equity
   securities issued ...........................................        (4.7)

 Amortization of multiple reserves .............................         21.0

 Amortization -- inclusion of future costs ......................         0.9
 Exploration costs .............................................         28.5
 Provision for rehabilitation ..................................          2.3

 Investments in affiliates .....................................        (4.3)

 Post-retirement medical costs .................................       (12.0)
 Deferred stripping ............................................          2.6
 Inventory at net realizable value .............................        (1.5)
 Impairment of Agnew ...........................................         29.6
Effects of adjustments on minority interests ...................            -

 Effect of adjustments on taxation .............................       (16.4)
                                                                  -----------
 Net income under S.A. GAAP ....................................        325.6
                                                                  ===========

Weighted average common shares outstanding .....................  471,814,106
Diluted weighted average common shares outstanding .............  475,294,239
Basic earnings per share under S.A. GAAP ($) ...................          .69
Diluted earnings per share under S.A. GAAP ($) .................          .69
-----------------------------------------------------------------------------

Notes:

(1) The composite transaction was a series of transactions with legal effect from January 1, 1999 which culminated in the acquisition of Original Gold Fields by the company that is today Gold Fields. See " - overview".

Reconciliation of shareholders' equity
-----------------------------------------------------------------------------
                                                                           At
                                                                     June 30,
                                                                         2003
(in $ million, except where otherwise noted)
-----------------------------------------------------------------------------

Total shareholders' equity under U.S. GAAP
 ..................................................................   1,619.3
                                                                      =======
S.A. GAAP adjustments
Business combination -- formation of Original Gold Fields .........    (62.0)
Business combination -- composite transaction (1) .................    (63.6)
Business combination -- valuation of traded equity
   securities issued ..............................................       8.5

Business combination -- acquired tax benefits .....................       9.6
Impairment of assets ..............................................   (299.3)
Amortization of multiple reserves .................................      28.5
Amortization -- inclusion of future costs .........................     (2.1)
Exploration costs .................................................      80.9
Provision for rehabilitation ......................................      10.8
Post-retirement medical benefits ..................................       9.6
Deferred stripping ................................................       3.0
Inventory at net realizable value .................................       1.5
Impairment of Agnew ...............................................      34.4
Effect of adjustments on minority interests .......................    (27.0)
Effect of adjustments on taxation .................................      98.0

Total shareholders' equity under S.A. GAAP ........................   1,450.1
-----------------------------------------------------------------------------

Notes:

(1) The composite transaction was a series of transactions with legal effect from January 1, 1999 which culminated in the acquisition of Original Gold Fields by the company that is today Gold Fields. See " - overview".

The following is the summary of differences between U.S. GAAP and S.A. GAAP as applicable to Gold Fields.

Business combination - formation of Original Gold Fields. Under U.S. GAAP, the formation of Original Gold Fields was accounted for as a purchase. The assets acquired and liabilities assumed from GFSA were carried over at book value as determined on a U.S. GAAP basis due to them being under common control. The assets acquired and the liabilities assumed from New Wits, Gencor and the minority shareholders in the publicly traded companies were recorded at fair value.

Under S.A. GAAP, the formation of the original Gold Fields was accounted for as a uniting of interests (similar to pooling of interest accounting in the United States). Accordingly, all the assets acquired and the liabilities assumed from GFSA, New Wits, Gencor and the minority shareholders in the publicly traded companies were recorded at book value as determined on the S.A. GAAP basis.

Due to the amortization of the fair value adjustments under U.S. GAAP, this difference increased Gold Fields' net income by $19.9 million and decreased shareholders' equity by $62.0 million under S.A. GAAP.

Business combination - accounting for the composite transaction. Under U.S. GAAP, the difference between the purchase price and the carrying value of the assets acquired was allocated to the assets acquired and is being amortized over their estimated useful life.

Under S.A. GAAP, the difference between the purchase price and the carrying value of the assets acquired was treated as goodwill that arose on this transaction, which was set-off against shareholders' equity on the date of acquisition.

This adjustment gave rise to an increased amortization charge under U.S. GAAP, which increased the net income of Gold Fields by $2.7 million and reduced shareholders' equity by $63.6 million under S.A. GAAP.

Business combinations - valuation of traded equity securities issued. Differences exist between U.S. GAAP and S.A. GAAP in valuing traded securities issued pursuant to a formula arrangement as part of a business combination. Under U.S. GAAP, the value of traded equity securities issued pursuant to a formula agreement is determined using the share price a few days before and after the number of shares to be issued becomes known.

Under S.A. GAAP, the value of traded equity securities issued in a business combination is determined based upon the share price on the date the shares are issued.

This difference resulted in a decrease to the amortization charge under U.S. GAAP which decreased the net income of Gold Fields by $4.7 million and increased shareholders' equity by $8.5 million under S.A. GAAP.

Business combination - acquired tax benefits. Under U.S. GAAP, when tax losses which have been acquired for which deferred tax assets have been recognized, and against which a valuation allowance has been recorded which is subsequently released, the release of the valuation allowance recorded against deferred tax assets is first charged against goodwill and any other intangible assets, with the remaining balance of the valuation allowance release recognized in income.

Under S.A. GAAP, when tax losses are acquired which result subsequently in deferred tax assets being recognized, the benefit is recorded in income.

This difference increased shareholders' equity by $9.6 million under S.A. GAAP.

Impairment of assets. The book value of one of the assets acquired upon the formation of Original Gold Fields under S.A GAAP was higher than the fair value of that asset utilized in purchase accounting under U.S GAAP. Accordingly, the book value recorded for the shares issued as consideration for that asset was higher under S.A GAAP than the fair value recorded under U.S GAAP.

During prior periods, this asset was determined to be impaired under both S.A GAAP and U.S GAAP. However, because the carrying value was higher under S.A GAAP than under U.S GAAP the impact on the income statement under S.A GAAP and U.S GAAP in those periods was different.

The difference decreased shareholders' equity by $299.3 million under S.A. GAAP.

Amortization of multiple reserves. Under S.A. GAAP, a multiple of proven and probable reserves at the Australian operations is used for calculating depreciation and amortization. Under U.S. GAAP, depreciation and amortization is calculated based upon existing proven and probable reserves.

The difference increased Gold Fields' net income by $21.0 million and increased shareholders' equity by $28.5 million under S.A. GAAP.

Amortization - inclusion of future costs. Under S.A. GAAP, future mine development costs are included in mining assets in calculating depreciation and amortization. Under U.S. GAAP, future development costs are not included in the calculation of depreciation and amortization.

The difference increased Gold Fields' net income by $0.9 million and decreased shareholders' equity by $2.1 million under S.A. GAAP.

Exploration costs. Under S.A. GAAP, exploration costs are capitalized from the date the drilling program confirms sufficient evidence of mineralization to proceed with a feasibility study. Under U.S. GAAP, exploration costs are capitalized from the date a bankable feasibility study is completed.

The difference increased Gold Fields' net income by $28.5 million and increased shareholders' equity by $80.9 million under S.A. GAAP.

Provision for rehabilitation

       Method of recognition

       Under S.A. GAAP, environmental rehabilitation costs are provided for, based upon the net present value of the expected future obligation and a corresponding asset is raised. Under U.S. GAAP, prior to fiscal 2003, environmental rehabilitation costs were provided for, based on the units of production method based on the expected ultimate rehabilitation amount.

       Amortization of rehabilitation asset

       The rehabilitation assets carrying value under S.A. GAAP is different to that under U.S. GAAP, which results in a differing amortization charge. This is mainly due to the difference between the S.A GAAP methodology and that prescribed under U.S GAAP.

       Disclosure of the accretion of the asset retirement obligation

       Under S.A. GAAP, the accretion of the asset retirement obligation is split between interest expense and operating expense. Under U.S. GAAP, the entire accretion of the asset retirement obligation is treated as an operating expense.

These differences increased Gold Fields' net income by $2.3 million and increased shareholders' equity by $10.8 million under S.A. GAAP.

Investments in affiliates. Under U.S GAAP, investments in affiliates are equity accounted for with Gold Fields' share of profits or losses of an affiliate adjusted to the carrying value of the investment in the affiliate. Gold Fields does not continue to account for losses of an affiliate once the carrying value of the investment has been reduced to zero, unless it has agreed to provide financial guarantees or financial support to the affiliate. The value of Gold Fields' investments in affiliates was reduced to zero in fiscal 2001.

Under S.A. GAAP, these investments are treated as available-for-sale securities with changes in fair value reflected in shareholders' equity.

The  difference  decreased  Gold Fields' net income by $4.3  million  under S.A.
GAAP.

Post-retirement medical benefits. The amount of the post-retirement medical benefit obligation and annual cost is determined using different methodologies under S.A. GAAP than those used under U.S. GAAP. The adjustments recorded represent the difference between the S.A. GAAP methodology and that prescribed by FAS 106 under U.S. GAAP.

The difference decreased Gold Fields' net income by $12.0 million and increased shareholders' equity by $9.6 million under S.A. GAAP.

Deferred stripping. Under S.A. GAAP, Gold Fields defers the waste stripping costs in excess of the expected average pit life stripping ratio. Under U.S. GAAP waste stripping costs are expensed as incurred.

The difference increased Gold Fields' net income by $2.6 million and increased shareholders' equity by $3.0 million under S.A. GAAP.

Inventory at net realizable value. Under U.S. GAAP, due to the impact of the amortization adjustments on the inventory valuation, an adjustment is required to record inventory at net realizable value. Under S.A. GAAP, no adjustment was required to record inventory at net realizable value.

The difference decreased Gold Fields' net income by $1.5 million and increased shareholders' equity by $1.5 million under S.A. GAAP.

Impairment of Agnew. Under S.A GAAP, Gold Fields reallocated part of the initial purchase price from the Agnew mine orebody, mining tenements and undeveloped properties to the St. Ives mine orebody, mining tenements and undeveloped properties. Accordingly under S.A GAAP, the Agnew mine was not determined to be impaired.

US GAAP does not permit a company to reallocate the purchase price more than a year beyond the acquisition date, when sufficient data was available to make the initial purchase price allocation. Accordingly, an impairment write down was recorded to reflect the Agnew mine assets at their fair value.

The difference increased Gold Fields' net income by $29.6 million and increased shareholders' equity by $34.4 million under S.A. GAAP.

Effect of adjustments on minority interest: The minority interest effects of the preceding differences had no impact on Gold Fields net income and decreased shareholders' equity by $27.0 million under S.A. GAAP.

Effect of adjustments on taxation: The taxation effects of the preceding differences decreased Gold Fields net income by $16.4 million and increased shareholders' equity by $98.0 million under S.A. GAAP.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         GOLD FIELDS LIMITED

Date: 4 February 2004

                                         By:    /s/ W J Jacobsz
                                                --------------------------------

                                         Name:  Mr W J Jacobsz
                                         Title: Senior Vice President:  Investor
                                                Relations and Corporate Affairs